Exhibit 99.1

Condensed Interim Consolidated Financial Statements

(Unaudited)

Aeterna Zentaris Inc.

As at September 30, 2019 and for the three-month and nine-month periods ended September 30, 2019 and 2018 (presented in thousands of US dollars)

Aeterna Zentaris Inc.

As at September 30, 2019 and for the three-month and nine-month period ended September 30, 2019 and 2018

Condensed Interim Consolidated Financial Statements

(Unaudited)

Condensed Interim Consolidated Statements of Financial Position	3
Condensed Interim Consolidated Statements of Changes in Shareholders’ (Deficiency) Equity	5
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)	7
Condensed Interim Consolidated Statements of Cash Flows	8
Notes to Condensed Interim Consolidated Financial Statements	9

(2)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Financial Position

	(in thousands of US dollars)

(Unaudited)	September 30, 2019	December 31, 2018
	$	$
ASSETS
Current Assets
Cash and cash equivalents	10,862	14,512
Trade and other receivables (note 6)	587	294
Inventory	582	240
Prepaid expenses and other current assets	762	1,210
Total current assets	12,793	16,256
Restricted cash	356	418
Right of use assets (note 4)	418	—
Property, plant and equipment	42	65
Identifiable intangible assets	44	62
Goodwill	7,849	8,210
Total assets	21,502	25,011
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 7)	2,279	2,966
Provision for restructuring and other costs (note 8)	877	887
Income taxes payable	1,595	1,669
Current portion of deferred revenues	74	74
Current portion of lease liabilities (note 4)	629	—
Current portion of warrant liability (note 9)	14	—
Total current liabilities	5,468	5,596
Deferred revenues	203	258
Lease liabilities (note 4)	408	—
Warrant liability (note 9)	2,774	3,634
Employee future benefits (note 10)	14,477	13,205
Non-current portion of provision for restructuring and other costs (note 8)	365	411
Total liabilities	23,695	23,104
SHAREHOLDERS’ (DEFICIENCY) EQUITY
Share capital	224,531	222,335
Other capital	89,758	89,342
Deficit	(316,844)	(309,781)
Accumulated other comprehensive income	362	11
Total shareholders’ (deficiency) equity	(2,193)	1,907
Total liabilities and shareholders’ (deficiency) equity	21,502	25,011

Going concern (note 1)

Commitments and contingencies (note 18)

Subsequent event (note 19)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(3)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Financial Position

(in thousands of US dollars)

Approved by the Board of Directors

/s/ Carolyn Egbert	/s/ Gérard Limoges
Carolyn Egbert Chair of the Board	Gerard Limoges Director

(4)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders’ (Deficiency) Equity
For the three and nine months ended September 30, 2019 and 2018

	(in thousands of US dollars, except share data)

(Unaudited)	Common shares (number of)	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$
Balance - July1, 2019	16,632,410	223,140	89,824	(315,977)	(15)	(3,028)
Net (loss)	—	—	—	(331)	—	(331)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	377	377
Actuarial loss on defined benefit plan (note 10)	—	—	—	(536)	—	(536)
Comprehensive (loss)	—	—	—	(867)	377	(490)
Issuance of common shares and warrants, net (notes 9 and 11)	3,325,000	1,290	—	—	—	1,290
Exercise of deferred share units (note 11)	37,100	101	(121)	—	—	(20)
Share-based compensation costs	—	—	55	—	—	55
Balance - September 30, 2019	19,994,510	224,531	89,758	(316,844)	362	(2,193)

(Unaudited)	Common shares (number of)	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$
Balance - July 1, 2018	16,440,760	222,335	89,288	(302,134)	21	9,510
Net income	—	—	—	(2,509)	—	(2,509)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	3	3
Actuarial gain on defined benefit plan (note 10)	—	—	—	406	—	406
Comprehensive income (loss)	—	—	—	(2,103)	3	(2,100)
Share-based compensation costs	—	—	—	—	—	—
Balance - September 30, 2018	16,440,760	222,335	89,288	(304,237)	24	7,410

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(5)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders’ (Deficiency) Equity
For the three and nine months ended September 30, 2019 and 2018

	(in thousands of US dollars, except share data)

(Unaudited)	Common shares (number of)	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$
Balance - January 1, 2019	16,440,760	222,335	89,342	(309,781)	11	1,907
Net (loss)	—	—	—	(5,036)	—	(5,036)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	351	351
Actuarial loss on defined benefit plan (note 10)	—	—	—	(2,027)	—	(2,027)
Comprehensive (loss)	—	—	—	(7,063)	351	(6,712)
Exercise of warrants, stock options and deferred share units (notes 9 and 11)	228,750	906	(329)	—	—	577
Issuance of common shares and warrants, net (notes 9 and 11)	3,325,000	1,290	—	—	—	1,290
Share-based compensation costs	—	—	745	—	—	745
Balance - September 30, 2019	19,994,510	224,531	89,758	(316,844)	362	(2,193)

(Unaudited)	Common shares (number of)	Share capital	Other capital	Deficit	Accumulated other comprehensive income	Total
		$	$	$	$	$
Balance - January 1, 2018	16,440,760	222,335	88,772	(314,161)	271	(2,783)
Net income	—	—	—	9,313	—	9,313
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	(247)	(247)
Actuarial gain on defined benefit plan (note 10)	—	—	—	611	—	611
Comprehensive income (loss)	—	—	—	9,924	(247)	9,677
Share-based compensation costs	—	—	516	—	—	516
Balance - September 30, 2018	16,440,760	222,335	89,288	(304,237)	24	7,410

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(6)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Comprehensive (Loss) Income
For the three and nine months ended September 30, 2019 and 2018

	(in thousands of US dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
(Unaudited)	2019	2018	2019	2018
	$	$	$	$
Revenues
Royalty income (note 5)	8	—	29	—
Product sales (note 5)	—	663	129	721
Sales commission and other	256	—	301	111
Licensing revenue (note 5)	19	—	55	24,657
Total revenues	283	663	514	25,489
Cost of goods sold	—	494	101	691
Gross income	283	169	413	24,798
Research and development costs	475	358	1,574	2,165
General and administrative expenses	1,364	2,439	4,924	7,229
Selling expenses	377	383	1,176	2,521
Restructuring costs (note 8)	—	—	773	—
Impairment (reversal) of right of use asset (note 4)	(125)	—	276	—
Write-off of other current assets	—	—	169	—
Total operating expenses (note 12)	2,091	3,180	8,892	11,915
(Loss) income from operations	(1,808)	(3,011)	(8,479)	12,883
Gain (loss) due to changes in foreign currency exchange rates	3	(133)	61	592
Change in fair value of warrant liability (note 9)	2,120	58	3,985	1,752
Other finance (costs) income	(646)	30	(603)	174
Net finance income (costs)	1,477	(45)	3,443	2,518
Income (loss) before income taxes	(331)	(3,056)	(5,036)	15,401
Income tax recovery (expense)	—	547	—	(6,088)
Net (loss) income	(331)	(2,509)	(5,036)	9,313
Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	377	3	351	(247)
Items that will not be reclassified to profit or loss:
Actuarial (gain) loss on defined benefit plans	(536)	406	(2,027)	611
Comprehensive (loss) income	(490)	(2,100)	(6,712)	9,677
Net (loss) income per share [basic]	(0.02)	(0.15)	(0.31)	0.57
Net (loss) income per share [diluted]	(0.02)	(0.15)	(0.31)	0.56
Weighted average number of shares outstanding (note 17):
Basic	16,887,819	16,440,760	16,651,969	16,440,760
Diluted	16,887,819	16,440,760	16,651,969	16,655,576

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(7)

Aeterna Zentaris Inc.
Condensed Interim Consolidated Statements of Cash Flows
For the three and nine months ended September 30, 2019 and 2018

	(in thousands of US dollars, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
(Unaudited)	2019	2018	2019	2018
	$	$	$	$
Cash flows from operating activities
Net (loss) income for the period	(331)	(2,509)	(5,036)	9,313
Items not affecting cash and cash equivalents:
Change in fair value of warrant liability (note 9)	(2,120)	(57)	(3,985)	(1,752)
Transaction costs of warrants issued expensed as finance cost	545	—	545	—
Provision for restructuring costs (note 8)	—	(120)	773	(339)
Depreciation and amortization	119	12	255	47
Impairment (reversal) of right of use asset (note 4)	(125)	—	276	—
Write-off of current assets	—	—	169	—
Deferred income taxes	—	—	—	3,479
Share-based compensation costs	55	1	745	516
Employee future benefits (note 10)	60	12	196	(221)
Amortization of deferred revenues	(19)	—	(55)	(541)
Foreign exchange loss on items denominated in foreign currencies	(12)	140	(61)	(583)
(Gain) loss on disposal of long-term assets	(3)	—	(6)	9
Other non-cash items	—	2	—	26
Interest accretion on lease liability (note 4)	(15)	—	(53)	—
Changes in operating assets and liabilities (note 13)	(749)	84	(1,534)	(450)
Net cash (used in) provided by operating activities	(2,595)	(2,435)	(7,771)	9,504
Cash flows from financing activities
Issuance of common shares and warrants (notes 9 and 11)	4,988	—	4,988	—
Transaction costs	(786)	—	(786)	—
Proceeds from exercise of warrants, options and deferred share units (notes 9 and 11)	—	—	314	—
Payments on lease liability (note 4)	(152)	—	(462)	—
Net cash from financing activities	4,050	—	4,054	—
Cash flows from investing activities
Disposal of property, plant and equipment	—	—	—	11
Change in restricted cash	—	(50)	50	(50)
Net cash from investing activities	—	(50)	50	(39)
Effect of exchange rate changes on cash and cash equivalents	(276)	(661)	17	(445)
Net change in cash and cash equivalents	1,179	(3,146)	(3,650)	9,020
Cash and cash equivalents – Beginning of period	9,683	19,946	14,512	7,780
Cash and cash equivalents – End of period	10,862	16,800	10,862	16,800

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(8)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2019 and for the three and nine months ended September 30, 2019 and 2018
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

1	Going Concern

Aeterna Zentaris Inc. (“Aeterna Zentaris” or the “Company”) has incurred significant expenses in its efforts to develop and co-promote products. Consequently, the Company has incurred operating losses and negative cash flow from operations historically and in each of the last several years except for the year ended December 31, 2018 when the Company earned revenue from the sale of a license for the adult indication of Macrilen™ (macimorelin) in the United States and Canada (note 5). As at September 30, 2019, the Company had an accumulated deficit of $317 million. The Company also had a net loss of $5,036 for the nine months ended September 30, 2019, and negative cash flow from operations of $7,771 in this period.

The Company’s principal focus is on the licensing and development of Macrilen™ (macimorelin) and it currently does not have any other approved products. Under the terms of License and Assignment Agreement (as defined below), Novo Nordisk A/S (“Novo”) is funding 70% of the pediatric clinical trial submitted to the EMA and FDA, the Company’s sole development activity.

On March 12, 2019, the Company announced that its board of directors formed a special committee of independent directors (the “Special Committee”) to review strategic options available to the Company and the engagement of Torreya, its financial advisor. In October 2019, the Company ended its arrangement with Torreya and re-commenced business development activities on its own. Based on the contract with Torreya, should the Company agree to license macimorelin to certain companies in a defined period of time after the cancellation of the contract the Company would owe a fee to Torreya

Management has evaluated whether material uncertainties exist relating to events or conditions and has considered the following in making that critical judgment.

The ability of the Company to realize its assets and meet its obligations as they come due is dependent on earning sufficient revenues under the License and Assignment Agreement, developing opportunities for Macrilen™ (macimorelin) in the rest of the world, realizing other monetizing transactions, and raising additional sources of funding, the outcome of which cannot be predicted at this time. The revenue provided under the License and Assignment Agreement was $29 for the nine months ended September 30, 2019 and as at September 30, 2019, the Company had cash of $10,862. In September 2019, the Company closed an equity financing which provided $4,202 in net cash proceeds.

A significant portion of the Company’s cash is held in Aeterna Zentaris GmbH (“AEZS Germany”), our wholly owned German subsidiary. AEZS Germany is also the counter-party for revenue earned under the License and Assignment Agreement. If and when current and medium term liabilities of AEZS Germany exceed the values ascribed to AEZS Germany’s assets, it may no longer be possible under applicable German solvency laws for AEZS Germany’s operations to continue. The Company has some discretion to manage research and development costs, administrative expenses and capital expenditures in order to maintain its cash liquidity; however, the Company will need to conclude agreement(s) for licensing or selling the European or worldwide rights to Macrilen™ (macimorelin) and, if necessary, obtain further financing in order to continue its currently planned operations.

Management has assessed the Company’s ability to continue as a going concern and concluded that additional capital will be required. There can be no assurance that the Company will be able to execute license or purchase agreements or to obtain equity or debt financing, or on terms acceptable to it. Factors within and outside the Company’s control could have a significant bearing on its ability to obtain additional financing. As a result, management has determined that there are material uncertainties that may cast significant doubt upon the Company’s ability to continue as a going concern.

These financial statements have been prepared on a going concern basis, which asserts the Company has the ability in the near term to continue to realize its assets and discharge its liabilities and commitments in a planned manner giving consideration to the above and expected possible outcomes. Conversely, if the going concern assumption is not appropriate, adjustments to the carrying amounts of the Company’s assets, liabilities, revenues, expenses and balance sheet classifications may be necessary, and these adjustments could be material.

(9)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2019 and for the three and nine months ended September 30, 2019 and 2018
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

2	Summary of business and basis of preparation

Summary of business

The Company is a specialty biopharmaceutical company which is commercializing novel pharmaceutical therapies. On December 20, 2017, the FDA granted marketing approval for Macrilen™ (macimorelin) to be used in the diagnosis of patients with adult growth hormone deficiency (“AGHD”). On January 16, 2018, the Company, through AEZS Germany, entered into a license and assignment agreement with Strongbridge Ireland Limited (“Strongbridge”) to carry out development, manufacturing, registration, regulatory and supply chain services for the commercialization of Macrilen™ (macimorelin) in the United States and Canada (the “License and Assignment Agreement”). Effective December 19, 2018, Strongbridge sold the United States and Canadian rights to Macrilen™ (macimorelin) under the License and Assignment Agreement to Novo.

Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2018.

The accounting policies in these condensed interim consolidated financial statements are consistent with those presented in the Company’s annual consolidated financial statements, except for the adoption, of IFRS 16, Leases, effective January 1, 2019. See note 4 for the impact of the adoption of IFRS 16.

These unaudited condensed interim consolidated financial statements were approved by the Company’s Board of Directors on November 7, 2019.

As described in Note 1, these unaudited condensed interim consolidated financial statements were prepared on a going concern basis.

3	Critical accounting estimates and judgments

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s condensed interim consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the condensed interim consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of the Company’s condensed interim consolidated financial statements, were the same as those found in note 4 to the Company’s annual consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, and 2017 except for those related to the adoption of IFRS 16, as follows:

Critical judgments in determining the lease term and discount rate

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

(10)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2019 and for the three and nine months ended September 30, 2019 and 2018
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

In determining the appropriate discount rate, management identified the rate for the building based on the type and location of the Company’s office, laboratory and storage facility in Frankfurt and, for vehicle and equipment leases, used the risk-free rate, credit spread and lease specific adjustment for similar assets.

4	Recent accounting pronouncements

Impact of adoption of significant new IFRS standards in 2019

The following new IFRS standards have been adopted by the Company effective January 1, 2019:

A) IFRS 16, Leases

The Company has adopted IFRS 16 on a modified retrospective basis from January 1, 2019 with no restatement of comparatives, as permitted under the specific transitional provisions in the standard.

(i) Adjustments recognized on adoption of IFRS 16

Lease liabilities

The Company has operating leases for building, cars and equipment leases at its location in Frankfurt. Upon adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. Under IFRS 16, these liabilities were measured at the present value of the remaining lease payments excluding renewal options as they are not expected to be exercised, discounted using the Company’s incremental borrowing rate as of January 1, 2019. The Company’s incremental annual borrowing rate applied to the lease liabilities on January 1, 2019 were:

●	Building lease 5.5%
●	Car leases ranging from 4.84% to 5.32%
●	Equipment leases 3.88%

The weighted average incremental borrowing rate applied to lease liabilities recognized in the statement of financial position at January 1, 2019 was 5.45%.

(11)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2019 and for the three and nine months ended September 30, 2019 and 2018
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

2019

Operating lease commitments disclosed as at December 31, 2018	1,620

Discounted using the lessee’s incremental borrowing rate of at the date of initial application:

Lease liability recognized as at January 1, 2019	1,522
Current lease liabilities	629
Non-current lease liabilities	893

During the nine-month period ended September 30, 2019
Interest paid as charged to comprehensive profit and loss as other finance income	53
Payment against lease liabilities	462
Foreign exchange	31

Lease liability recognized as at September 30, 2019	1,037
Current lease liabilities	629
Non-current lease liabilities	408

The Company’s lease liabilities come due, as at September 30, 2019, as follows:

$
Less than 1 year	629
1 - 3 years	403
4 - 5 years	5
More than 5 years	—
Total	1,037

Right of use assets

The Company’s related right of use assets were measured at the amount equal to the lease liability at the date of initial application. Only the building right of use asset was further adjusted by the application of $663 in related onerous lease provision to the value at inception.

	Building	Cars and equipment	Total
	$	$	$
Cost
At January 1, 2019	735	124	859
Additions	45	32	77
Disposals	(7)	(43)	(50)
Impact of foreign exchange rate changes	(35)	(10)	(45)
At September 30, 2019	738	103	841

(12)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2019 and for the three and nine months ended September 30, 2019 and 2018
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

	Building	Cars and equipment	Total
	$	$	$
Accumulated Amortization
At January 1, 2019	—	—	—
Disposals	(2)	(12)	(14)
Depreciation	136	40	176
Impairment	276	—	276
Impact of foreign exchange rate changes	(14)	(1)	(15)
At September 30, 2019	396	27	423

	Building	Cars and equipment	Total
	$	$	$
Carrying amount
At September 30, 2019	342	76	418

During the three-month period ended March 31, 2019, management continued its search for a sub-lessee. However, there were delays which led to a reassessment of its onerous lease provision as the Company has determined that its plan to exit its building lease, in full, as at December 31, 2019 was not probable. As such, the Company recognized an impairment of its right of use building asset of $337 in the statement of comprehensive income and loss during the first quarter of 2019. In light of the June 2019 restructuring of the German operations (note 8), management recognized an additional impairment of $64 as office and lab space will become vacant or underutilized. During the third quarter of 2019, a new sub-lessee signed a 6-month lease for certain lab and office space. As such, management reduced the impairment of its building right of use asset by $125.

Overall impact from adoption

The change in accounting policy affected the following items in the balance sheet on January 1, 2019:

●	Right of use assets - increase by $859
●	Provision of onerous lease contracts - decrease by $663
●	Lease liabilities - increase by $1,522

Income (loss) per share for the three and nine months to September 30, 2019 was not affected as a result of the adoption of IFRS 16.

(ii) Practical expedients applied

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics
●	reliance on previous assessments on whether leases are onerous
●	the exclusion of initial direct costs for the measurement of the right of use asset at the date of initial application; and
●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Company has also elected not to reassess whether a contract is or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date, the Company relied on its assessment made applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

(13)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2019 and for the three and nine months ended September 30, 2019 and 2018
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(iii) The Company’s leasing activities and how these are accounted for

The Company leases various office and lab premises (building), cars and equipment. The building lease was originally for 10 years with one five-year extension, such extension is ending on April 30, 2021. Car lease contracts are typically made for fixed periods of three to four years while the equipment lease is for five years ending April 30, 2020. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. and the lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Until the 2018 financial year, leases of property, plant and equipment were classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

As of January 1, 2019, leases are recognized as a right of use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to comprehensive profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right of use assets are measured at cost and are depreciated over the shorter of the assets’ useful life and the lease terms on a straight-line basis, less any accumulated impairment losses and adjusted for any remeasurement of the lease liability.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of its fixed payments (including in-substance fixed payments), less any lease incentives receivable

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right of use assets are measured at cost comprising the following:

●	the amount of the initial measurement of lease liability;
●	any lease payments made at or before the commencement date less any lease incentives received;
●	any initial direct costs;
●	onerous lease provisions as previously determined (note 8); and
●	any restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the statement of comprehensive profit or loss.

B) IFRIC 23, “Uncertainty over Income Tax Treatment” (“IFRIC 23”)

In June 2017, IFRIC 23, was issued and it provides guidance on how to value uncertain income tax positions based on the probability of whether the relevant tax authorities will accept the company’s tax treatments. A company is to assume that a taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. IFRIC 23 is effective for annual periods beginning on or after January 1, 2019. The adoption of this interpretation did not have a significant impact on the Company’s condensed interim consolidated financial statements.

C) Amendments in Plan Amendment, Curtailment or Settlement (Amendments to IAS 19)

In June 2015, the IASB published ED/2015/5 Remeasurement on a Plan Amendment, Curtailment or Settlement/Availability of a Refund from a Defined Benefit Plan (Proposed amendments to IAS 19 and IFRIC 14) combining two issues submitted separately to the IFRS Interpretations Committee into a single package of narrow-scope amendments to IAS 19 Employee Benefits and IFRIC 14 IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. However, in April 2017 the IASB decided to pursue the amendments to IAS 19 and in

(14)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2019 and for the three and nine months ended September 30, 2019 and 2018
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

September 2017 confirmed it would do so despite putting off the amendments to IFRIC 14. The amendments in Plan Amendment, Curtailment or Settlement (Amendments to IAS 19) are: (i) if a plan amendment, curtailment or settlement occurs, it is now mandatory that the current service cost and the net interest for the period after the remeasurement are determined using the assumptions used for the remeasurement and (ii) amendments have been included to clarify the effect of a plan amendment, curtailment or settlement on the requirements regarding the asset ceiling. An entity applies the amendments to plan amendments, curtailments or settlements occurring on or after the beginning of the first annual reporting period that begins on or after January 1, 2019. The adoption of these amendments did not have a significant impact on the Company’s condensed interim consolidated financial statements.

5	Licensing arrangement

On January 16, 2018, the Company, through AEZS Germany, entered into the License and Assignment Agreement with Strongbridge to carry out development, manufacturing, registration, regulatory and supply chain services for the commercialization of Macrilen™ (macimorelin) in the United States and Canada, which provides for (i) the “right to use” license relating to the Adult Indication; (ii) the sale of the right to acquire a license of a future FDA-approved Pediatric Indication; (iii) the agreement by Strongbridge to fund 70% of the costs of a pediatric clinical trial (the “PIP study”) submitted for approval to the EMA and FDA to be run by the Company with customary oversight from a joint steering committee; and (iv) an Interim Supply Arrangement. Effective December 19, 2018, Strongbridge sold the entity which is the licensee under the License and Assignment Agreement to Novo.

Royalty income earned under the License and Assignment Agreement for the nine-month period ending September 30, 2019 was $29 (2018- $nil). During the nine-month period ended September 30, 2019, the Company invoiced Novo $809 for its share of PIP study costs (2018-Strongbridge $206) and $1,094 for supply chain costs (2018-Strongbridge $663).

6	Trade and other receivables

	September 30, 2019	December 31, 2018
	$	$
Trade accounts receivable (net of expected credit losses of $55 (December 31, 2018 - $55)	256	142
Value added tax	310	49
Other	21	103
	587	294

(15)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2019 and for the three and nine months ended September 30, 2019 and 2018
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

7	Payables and accrued liabilities

	September 30, 2019	December 31, 2018
	$	$
Trade accounts payable	705	1,282
Accrued research and development costs	—	26
Salaries, employment taxes and benefits	124	183
Financing of insurance premiums	15	738
Prepayments received	944	175
Accrued audit fees	222	231
Other accrued liabilities	269	331
	2,279	2,966

8	Provision for restructuring and other costs

In the third quarter of 2017, AEZS Germany and its Works Council approved a restructuring program (the “2017 German Restructuring”), which was rolled out as a part of the continued strategy to transition into a commercially operating specialty biopharmaceutical organization focused on the commercialization of Macrilen™ (macimorelin). On June 6, 2019, the Company announced that it was further reducing the size of its German workforce to more closely reflect the Company’s ongoing commercial activities in Frankfurt. AEZS Germany and its Works Council approved a restructuring that affects 8 employees and resulted in $773 of severance costs that is expected to be paid by January 31, 2020.

The changes in the Company’s provision for restructuring and other costs can be summarized as follows:

	Cetrotide(R) onerous contracts	German Restructuring: onerous lease	German Restructuring: severance	Total
	$	$	$	$
Balance – January 1, 2019	547	663	88	1,298

Adoption of IFRS 16 (note 4)	—	(663)	—	(663)
Utilization of provision	(73)	—	—	(73)
Change in provision	56	—	773	829
Impact of foreign exchange rate changes	(23)	—	(126)	(149)
Balance – September 30, 2019	507	—	735	1,242
Less current portion	(142)	—	(735)	(877)
Non-current portion	365	—	—	365

(16)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2019 and for the three and nine months ended September 30, 2019 and 2018
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

9	Warrant liability

The change in the Company’s warrant liability can be summarized as follows:

Nine months ended September 30, 2019
$
Balance – January 1, 2019	3,634
Exercise of warrants (note 11)	(318)
Issuance of warrants	3,457
Change in fair value of warrant liability	(3,985)
Balance – September 30, 2019	2,788
Current portion of warrant liability	14
Long-term portion of warrant liability	2,774

On September 20, 2019, the Company entered into a securities purchase agreement with U.S. institutional investors to purchase $4,988 (before total transaction costs of $786) of its common shares in a registered direct offering and warrants to purchase common shares in a concurrent private placement (together, the “Offering”). The combined purchase price for one common share and one warrant was $1.50. Under the terms of the securities purchase agreement, the Company sold 3,325,000 common shares. In a concurrent private placement, the Company issued warrants to purchase up to an aggregate of 3,325,000 common shares. The warrants are exercisable commencing six months from the date of issuance, have an exercise price of $1.65 per share and expire 5 years following the date of issuance.

A summary of the activity related to the Company’s share purchase warrants that are classified as a liability is provided below.

	Nine months ended September 30, 2019		Year ended December 31, 2018
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$	$
Balance – Beginning of period	3,391,844	6.23	3,417,840	7.59
Exercised	(87,700)	1.07	—	—
Issued	3,325,000	1.65	—	—
Expired	—	—	(25,996)	185.00
Balance – End of period	6,629,144	4.00	3,391,844	6.23

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of all warrants outstanding as at September 30, 2019. The Black-Scholes option pricing model uses “Level 2” inputs, as defined by IFRS 13, Fair value measurement (“IFRS 13”) and as discussed in note 15 - Financial instruments and financial risk management.

	Number of equivalent shares	Market value per share price	Weighted average exercise price	Risk-free annual interest rate	Expected volatility	Expected life (years)	Expected dividend yield
		($)	($)	(a)	(b)	(c)	(d)
March 2015 Series A Warrants (e)	28,144	1.03	1.07	1.74%	95.18%	0.44	0.00%
December 2015 Warrants	2,331,000	1.03	7.10	1.72%	90.57%	1.21	0.00%
November 2016 Warrants (f)	945,000	1.03	4.70	1.74%	89.94%	0.59	0.00%
September 2019 Warrants (g)	3,325,000	1.03	1.65	1.54%	122.48%	4.99	0.00%

(17)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2019 and for the three and nine months ended September 30, 2019 and 2018
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

(a)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.
(b)	Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the warrants, as well as on future expectations.
(c)	Based upon time to expiry from the reporting period date.
(d)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.
(e)	For the March 2015 Series A Warrants, the inputs and assumptions applied to the Black-Scholes option pricing model have been further adjusted to take into consideration the value attributed to certain anti-dilution provisions. Specifically, the weighted average exercise price is subject to adjustment (see note 11 - Share and other capital).
(f)	For the November 2016 Warrants, the Company reduced the fair value of these warrants to take into consideration the fair value of the $10.00 call option, which was also calculated using the Black-Scholes pricing model.
(g)	Based on a grant price of $1.65, risk-free annual interest rate of 1.51%, expected volatility of 122.07%, expected life of 5.00 years and expected dividend yield of 0.00%

10	Employee future benefits

The Company sponsors a pension plan in Germany (The Aeterna Zentaris GmbH Pension Plan). The change in the Company’s accrued benefit obligations is summarized as follows:

	Nine months ended September 30, 2019			Year ended December 31, 2018
	Pension benefit plans	Other benefit plans	Total	Total
	$	$	$	$
Balances – Beginning of the period	13,100	105	13,205	14,229
Current service cost	30	5	35	72
Interest cost	160	1	161	225
Actuarial loss (gain) arising from changes in financial assumptions	2,027	—	2,027	(174)
Benefits paid	(313)	—	(313)	(494)
Impact of foreign exchange rate changes	(633)	(5)	(638)	(653)
Balances – End of the period	14,371	106	14,477	13,205
Amounts recognized:
In net loss	(190)	(6)	(196)	(316)
In other comprehensive loss	2,027	—	2,027	846

The calculation of the pension benefit obligation is sensitive to the discount rate assumption. Throughout 2019, management has reduced the discount rate assumption on a quarterly basis from 1.9% at December 31, 2018 to 1.4% to 1.1% to 0.8% as at September 30, 2019.

11	Share and other capital

The Company has an unlimited number of authorized common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.

On September 20, 2019, the Company entered into a securities purchase agreement with U.S. institutional investors to purchase $4,988 (before total transaction costs of $786) of its common shares in a registered direct offering and warrants (note 9) to purchase common shares in a concurrent private placement (together, the “Offering”). The combined purchase price for one common share and one warrant was $1.50. Under the terms of the securities purchase agreement, the Company sold 3,325,000 common shares.

(18)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2019 and for the three and nine months ended September 30, 2019 and 2018
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

In April 2019, there were 87,850 stock options, 23,000 deferred share units and 87,700 warrants exercised for gross proceeds of $314 with 191,650 common shares issued. In September 2019, 53,000 deferred share units were exercised with 37,100 common shares being issued.

Shareholder rights plan

Effective May 8, 2019, the shareholders re-approved the Company’s shareholder rights plan (the “Rights Plan”) that provides the board of directors and the Company’s shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, to pursue other alternatives for maximizing shareholder value. Under the Rights Plan, one right has been issued for each currently issued common share, and one right will be issued with each additional common share that may be issued from time to time.

Other capital

The Company accounts for costs associated with share-based compensation from security grants under its long-term incentive plan and stock option plans as other capital in its consolidated statements of changes in shareholders’ equity (deficiency) and as general and administrative expenses in its consolidated statements of comprehensive income (loss).

Long-term incentive plan

The following tables summarizes the activity under the LTIP and the Stock Option Plan:

	Nine months ended		Year ended
	September 30, 2019		December 31, 2018
US dollar-denominated stock options and DSU	Number	Weighted average exercise price (US$)	Number	Weighted average exercise price (US$)
Balance – Beginning of the period	888,816	3.66	712,415	4.66
Granted	175,000	3.01	426,000	1.74
Exercised	(163,850)	2.42	—	—
Forfeited	(6,000)	13.63	(249,599)	3.23
Balance – End of period	893,966	3.69	888,816	3.66

	Nine months ended		Year ended
	September 30, 2019		December 31, 2018
Canadian dollar-denominated options	Number	Weighted average exercise price (CAN$)	Number	Weighted average exercise price (CAN$)
Balance – Beginning of the period	869	743.56	1,503	605.84
Forfeited	—	—	(104)	668.65
Expired	—	—	(530)	367.70
Balance – End of the period	869	743.56	869	743.56

(19)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2019 and for the three and nine months ended September 30, 2019 and 2018
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Mr. Ernst did not stand for re-election at the Company’s May 8, 2019 annual and special meeting of shareholders and at such time his outstanding stock options and DSUs became exercisable. As of the date hereof, the underlying common shares have not been issued.

12	Operating expenses

The nature of the Company’s operating expenses from operations include the following:

	Nine months ended September 30,
	2019	2018
	$	$
Key management personnel:
Salaries and short-term employee benefits	835	2,045
Consultant fees	151	—
Share-based compensation costs	731	489
Post-employment benefits	—	56
Termination benefits	—	205
	1,717	2,795
Other employees:
Salaries and short-term employee benefits	1,318	1,174
Share-based compensation costs	14	27
Post-employment benefits	262	28
Termination benefits	773	19
	2,367	1,248

Professional fees	2,287	5,098
Consulting fees	120	—
Insurance	663	940
Third-party R&D	480	157
Contracted sales force	—	169
Travel	130	441
Marketing services	2	169
Laboratory supplies	32	303
Other goods and services	112	271
Leasing costs, net of sublease receipts of $126 (2018 - $92)	238	249
Impairment of right of use asset (note 4)	276	—
Write-off of other current assets	169	—
Depreciation and amortization	255	47
Operating foreign exchange losses	44	28
	8,892	11,915

(20)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2019 and for the three and nine months ended September 30, 2019 and 2018
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

13	Supplemental disclosure of cash flow information

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	(85)	114	(281)	(155)
Inventory	(42)	(149)	(538)	(965)
Prepaid expenses and other current assets	(1)	311	(124)	160
Other non-current assets	—	—	—	150
Payables and accrued liabilities	(525)	158	(278)	(706)
Provision for restructuring costs	—	45	—	(1,307)
Income taxes payable	—	(565)	—	2,339
Employee future benefits (note 10)	(96)	423	(313)	567
Provisions and other non-current liabilities	—	(253)	—	(533)
	(749)	84	(1,534)	(450)

14	Capital disclosures

The Company’s objective in managing capital, consisting of shareholders’ equity, with cash and cash equivalents and restricted cash being its primary components, is to ensure sufficient liquidity to fund R&D costs, selling expenses, general and administrative expenses and working capital requirements (see note 1 - Going Concern). Over the past several years, the Company has raised capital via public equity offerings and issuances under various ATM sales programs as its primary source of liquidity. The policy on dividends is to retain cash to keep funds available to finance the activities required to advance the Company’s product development portfolio and to pursue appropriate commercial opportunities as they may arise. The Company is not subject to any capital requirements imposed by any regulators or by any other external source.

(21)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2019 and for the three and nine months ended September 30, 2019 and 2018
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

15	Financial instruments and financial risk management

Financial assets (liabilities) as at September 30, 2019 and December 31, 2018 are presented below.

September 30, 2019	Financial assets at amortized cost	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Total
	$	$	$	$
Cash and cash equivalents *	10,862	—	—	10,862
Trade and other receivables	587	—	—	587
Restricted cash	356	—	—	356
Payables and accrued liabilities	—	—	(2,279)	(2,279)
Warrant liability	—	(2,788)	—	(2,788)
	11,805	(2,788)	(2,279)	6,738

December 31, 2018	Financial assets at amortized cost	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Total
	$	$	$	$
Cash and cash equivalents *	14,512	—	—	14,512
Trade and other receivables	245	—	—	245
Restricted cash	418	—	—	418
Payables and accrued liabilities	—	—	(2,940)	(2,940)
Warrant liability	—	(3,634)	—	(3,634)
	15,175	(3,634)	(2,940)	8,601

* As at September 30, 2019 and December 31, 2018, cash and cash equivalents consisted only of balances with banks.

Fair value

IFRS 13, establishes a hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The input levels discussed in IFRS 13 are:

(22)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2019 and for the three and nine months ended September 30, 2019 and 2018
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for an asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for an asset or liability that are not based on observable market data (unobservable inputs).

As discussed above in note 9 - Warrant liability, the Black-Scholes valuation methodology uses “Level 2” inputs in calculating fair value.

The carrying values of the Company’s cash and cash equivalents, trade and other receivables, restricted cash, payables and accrued liabilities and provision for restructuring and other costs approximate their fair values due to their short-term maturities or to the prevailing interest rates of the related instruments, which are comparable to those of the market.

Financial risk factors

The following provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk) and how the Company manages those risks.

(a)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company regularly monitors credit risk exposure and takes steps to mitigate the likelihood of this exposure resulting in losses. The Company’s exposure to credit risk currently relates to the financial assets at amortized cost in the table above. The Company holds its available cash in amounts that are readily convertible to known amounts of cash and deposits its cash balances with financial institutions that have an investment grade rating of at least “P-2” or the equivalent. This information is supplied by independent rating agencies where available and, if not available, the Company uses publicly available financial information to ensure that it invests its cash in creditworthy and reputable financial institutions. Once there are indicators that there is no reasonable expectation of recovery, such financial assets are written off but are still subject to enforcement activity.

As at September 30, 2019, trade accounts receivable for an amount of approximately $311 were with six counterparties of which $55 was past due and impaired and fully provided for (December 31, 2018 - $197 with four counterparties and $55 past due and impaired and fully provided for). The licensee is obligated to pay its quarterly royalties, 60 days after quarter-end.

Generally, the Company does not require collateral or other security from customers for trade accounts receivable; however, credit is extended following an evaluation of creditworthiness. In addition, the Company performs ongoing credit reviews of all of its customers and establishes an allowance for doubtful accounts. On this basis, as at September 30, 2019, the Company has provided for all outstanding and unpaid amounts relating to its operations before its licensing of MacrilenTM (macimorelin). The licensee has paid all amounts owing within 90 days of invoicing.

(23)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2019 and for the three and nine months ended September 30, 2019 and 2018
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

The maximum exposure to credit risk approximates the amount outstanding in the Company’s consolidated statement of financial position.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. As indicated in note 14 - Capital risk management, the Company manages this risk through the management of its capital structure. It also manages liquidity risk by continuously monitoring actual and projected cash flows as further discussed in note 1 - Going Concern. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions occurring outside of the ordinary course of business. The Company has adopted an investment policy in respect of the safety and preservation of its capital to ensure the Company’s liquidity needs are met. The instruments are selected with regard to the expected timing of expenditures and prevailing interest rates.

(c)	Market risk

Share price risk

The change in fair value of the Company’s warrant liability, which is measured at FVTPL, results from the periodic “mark-to-market” revaluation, via the application of option pricing models, of currently outstanding share purchase warrants. These valuation models are impacted, among other inputs, by the market price of the Company’s common shares. As a result, the change in fair value of the warrant liability, which is reported in the consolidated statements of comprehensive loss, has been and may continue in future periods to be materially affected most notably by changes in the Company’s common share closing price, which on the NASDAQ ranged from $1.00 to $5.43 during the nine-months ended September 30, 2019.

If variations in the market price of our common shares of -30% and +30% were to occur, the impact on the Company’s net loss related to the warrant liability held at September 30, 2019 would be as follows:

	Carrying amount	-30%	+30%
	$	$	$
Warrant liability	2,788	1,015	(952)
Total impact on net loss – decrease /(increase)		1,015	(952)

(d)	Foreign exchange risk

Entities using the Euro as their functional currency

The Company is exposed to foreign exchange risk due to its investments in foreign operations whose functional currency is the Euro. As at September 30, 2019, if the US dollar had increased or decreased by 10% against the Euro, with all variables held constant, net income for the nine-month period ended September 30, 2019 would have been lower or higher by approximately $710 (2018 - $1,400).

(24)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2019 and for the three and nine months ended September 30, 2019 and 2018
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

16	Segment information

The Company operates in a single operating segment, being the biopharmaceutical segment.

17	Net (loss) income per share

The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
	$	$	$	$
Net (loss) income	(331)	(2,509)	(5,036)	9,313
Basic weighted average number of shares outstanding	16,887,819	16,440,760	16,651,969	16,440,760
Net (loss) income per share (basic)	(0.02)	(0.15)	(0.31)	0.57

Dilutive effect of stock options	—	—	—	165,000
Dilutive effect of share purchase warrants	805,905	—	1,744,657	49,816
Diluted weighted average number of shares outstanding	17,693,724	16,440,760	18,396,626	16,655,576
Net (loss) income per share (diluted)	(0.02)	(0.15)	(0.31)	0.56
Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect
Stock options	660,021	—	660,021	165,000
Deferred stock units	235,000	—	235,000	—
Warrants (number of equivalent shares)	4,081,905	—	5,020,657	49,816

Net (loss) income per share is calculated by dividing net (loss) income by the weighted average number of shares outstanding during the relevant period. Diluted weighted average number of shares reflects the dilutive effect of equity instruments, such as any “in the money” stock options and share purchase warrants. In periods with reported net losses, all stock options and share purchase warrants are deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal, and thus “in the money” stock options and share purchase warrants have not been included in the computation of net loss per share because to do so would be anti-dilutive.

(25)

Aeterna Zentaris Inc.
Notes to Condensed Interim Consolidated Financial Statements (Unaudited)
As at September 30, 2019 and for the three and nine months ended September 30, 2019 and 2018
(amounts in thousands of US dollars, except share/option/warrant and per share/option/warrant data and as otherwise noted)

18	Commitments and contingencies

Service and manufacturing
$
Less than 1 year	2,275
1 - 3 years	20
4 - 5 years	2
More than 5 years	—
Total	2,297

Contingencies

In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters.

Securities class action lawsuit

The Company and certain of its current and former officers are defendants in a class-action lawsuit pending the U.S. District Court for the District of New Jersey, brought on behalf of the shareholders of the Company. The lawsuit alleges violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements made by the defendants between August 30, 2011, and November 6, 2014 (the “Class Period”), regarding the safety and efficacy of Macrilen™ (macimorelin), and the prospects for the approval of our New Drug Application for the product by the FDA. The plaintiffs represent a class comprised of purchasers of our common shares during the Class Period and seek damages, costs and expenses and such other relief as determined by the Court. We consider the claims that heave been asserted in the lawsuit to be without merit, and we are vigorously defending against them. We cannot, however, predict at this time the outcome or potential losses, if any, with respect to this lawsuit.

Other lawsuits

On December 21, 2018, the Company settled a dispute with its former President and Chief Executive Officer and with its former Senior Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary with the Company agreeing to make a payment in the amount of $775.

On November 5, 2018, the Company settled a dispute with Cogas Consulting, LLC with the Company agreeing to make a payment of $625.

19	Subsequent event

On October 4, 2019, Dr. Klaus Paulini replaced Michael Ward as President and Chief Executive Officer of the Company. Mr. Ward is entitled to severance of approximately $488 payable in equal installments over 12 months.

(26)